BRF S.A.

PUBLIC COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), as provided under Instruction CVM #358, as of January 03, 2002, announces to its shareholders and the market in general, that, on this date, it received correspondences sent by Mr. Augusto Marques da Cruz Filho, Mr. José Luiz Osório de Almeida Filho and Mr. Roberto Antônio Mendes whereby they refused to join the Slate approved by the Company’s Board of Directors, announced to the market by means of the Material Fact as of 04.06.2018, and required their names to be excluded from the referred Slate.

Mr. Augusto Marques da Cruz Filho, Mr. José Luiz Osório de Almeida Filho and Mr. Roberto Antônio Mendes informed that they were not previously consulted to join such Slate. They also indicated that they only accepted their appointment to participate in the Slate for BRF’s Board of Directors originally presented by shareholders Caixa de Previdência do Funcionários do Banco do Brasil – Previ e Fundação Petrobras de Seguridade Social – Petros, as announced in the Announcement to the Market as of 03.04.2018.

The full content of the abovementioned correspondences is available on the Company’s Investor Relations website (www.brf-global.com/ri), together with the other documents related to the Ordinary and Extraordinary General Shareholders’ Meeting to be held on 04.26.2018.

The Company will keep its shareholders and the market in general duly informed about any new information regarding the subject of the present Material Fact.

São Paulo, April 11, 2018.

Lorival Nogueira Luz Jr.

Chief Financial and Investor Relations Officer